As Filed with the Securities and Exchange Commission            , 2007
                                                   Registration No.  333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
                         For American Depositary Shares

                                   ----------

                               LINC ENERGY LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                                    AUSTRALIA
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
       (Address, including zip code, and telephone number, including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466
                          [X] immediately upon filing
                              [_] on (Date) at (Time)
             If a separate statement has been filed to register the
                  deposited shares, check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================

                                                                               Proposed maximum   Proposed maximum     Amount of
                 Title of each class of                        Amount          Aggregate price       aggregate        registration
              Securities to be registered                 to be registered       per unit (1)    offering price (1)       fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each American Depositary         50 million             $.05            $2,500,000          $76.75
Share representing ordinary shares of Linc Energy             American
Limited.                                                     Depositary
                                                               Shares
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET
    Item Number and Caption                         Location in Form of
    -----------------------                         American Depositary Receipt
                                                    Filed Herewith as Prospectus
                                                    ----------------------------

(1) Name and address of Depositary                  Introductory Paragraph

(2) Title of American Depositary Receipts and       Face of American Depositary
    identity of deposited securities                Receipt, top center

    Terms of Deposit:

    (i)    The amount of deposited securities       Face of American Depositary
           represented by one unit of American      Receipt - upper right corner
           Depositary Shares

    (ii)   The procedure for voting, if any, the    Paragraphs (15) and (16)
           deposited securities

    (iii)  The collection and distribution of       Paragraphs (12), (14) and
           dividends                                (15)

    (iv)   The transmission of notices, reports     Paragraphs (11), (15) and
           and proxy soliciting material            (16)

    (v)    The sale or exercise of rights           Paragraph (13)

    (vi)   The deposit or sale of securities        Paragraphs (12) and (17)
           resulting from dividends, splits or
           plans of reorganization

    (vii)  Amendment, extension or termination of   Paragraphs (20) and (21)
           the Deposit Agreement

    (viii) Rights of holders of receipts to         Paragraph (11)
           inspect the transfer books of the
           Depositary and the list of holders of
           receipts

    (ix)   Restrictions upon the right to deposit   Paragraphs (2), (3), (4),
           or withdraw the underlying securities    (5), (6) and (8)

    Item Number and Caption                         Location in Form of
    -----------------------                         American Depositary Receipt
                                                    Filed Herewith as Prospectus
                                                    ----------------------------

    (x)    Limitation upon the liability of the     Paragraphs (13), (18) and
           Depositary                               (22)

(3) Fees and Charges                                Paragraph (7)

Item 2. Available Information

    Item Number and Caption                         Location in Form of
    -----------------------                         American Depositary Receipt
                                                    Filed Herewith as Prospectus
                                                    ----------------------------

2(a) Public reports furnished by Linc               Paragraph (11)
     Energy Limited

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of ______________, 2007, among Linc Energy Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Shares ("ADSs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADS at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on ______________, 2007.

                                                  By:  THE BANK OF NEW YORK,
                                                       as Depositary

                                                  By:  /s/ Keith G. Galfo
                                                       -------------------------
                                                       Name:  Keith G. Galfo
                                                       Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Linc Energy Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Australia on ___________________, 2007.

                                                  LINC ENERGY LIMITED

                                                  By:  /s/ Peter Adam Bond
                                                       -------------------------
                                                       Name: Peter Adam Bond
                                                       Title: Managing Director/
                                                       Principal Executive
                                                       Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on ________________, 2007.

Name                          Title
----                          -----

/s/ Peter Adam Bond
-------------------------
Peter Adam Bond               Managing Director/Principal Executive Officer

/s/ Karl Schlobohm
-------------------------
Karl Schlobohm                Principal Financial Officer/Principal Accounting
                              Officer

/s/ Brian Godfrey Johnson
-------------------------
Brian Godfrey Johnson         Director

/s/ Kenneth Eidler Dark
-------------------------
Kenneth Eidler Dark           Director

/s/ Keith Allaun
-------------------------
Keith Allaun                  Authorized Representative in the United States

                                INDEX TO EXHIBITS

Exhibit
Number
-------


(1) Form of Deposit Agreement, dated as of ______________, 2007, among the Issuer, the Depositary and each Owner and holder from time to time of ADSs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)     Certification under Rule 466.